EXHIBIT NO. 21

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State of Incorporation

Colony Bank	Georgia
Colony Bankcorp Statutory Trust III	Delaware
Colony Bankcorp Capital Trust I	Delaware
Colony Bankcorp Capital Trust II	Delaware
Colony Bankcorp Capital Trust III	Delaware